FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September, 2003

Freegold Ventures Limited

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Freegold Ventures Limited

(Registrant)

“Taryn Downing”

Date:   October 31, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

FREEGOLD VENTURES LIMITED

Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

September 8th, 2003

Freegold Ventures Enters into Option Joint Venture Agreement

RAINBOW HILL GOLD PROJECT, ALASKA

Management is pleased to announce that it has entered into an Option/Joint Venture Agreement with CanAlaska Ventures Ltd (TSXV: CVV), whereby Freegold may earn up to a 65% interest in the Rainbow Hill Gold Project located in central Alaska.  Under the terms of the Agreement Freegold may earn a 50% interest by expending US $2 million over 6 years, making cash payments of US $160,000 over 4 years, and issuing 300,000 shares over 4 years. Freegold may increase its interest to 60% by completing a positive feasibility study, and 65% by putting the project into commercial production. The foregoing is subject to regulatory approval.

Rainbow Hill Gold Project:

The Rainbow Hill project is located in central Alaska, approximately 225 road miles south of Fairbanks and 290 miles north of Anchorage.  The project consists of 63 unpatented Federal lode claims covering approximately 1,260 acres.

The project is situated approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounces of gold during its mine life which ended in 1996.  Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek.  Historic lode gold production, amounting to less than 1,000 ounces, came from the Black Creek mine, on the south end of Lucky Hill, and the Timberline Creek mine. The Rainbow Hill project is centered Gold Hill and Lucky Hill where most of the known lode gold occurrences of the district are found.  CanAlaska began a concerted effort to stake claims and explore the district beginning in 1983.

During 1989 and 1990 CanAlaska pursued core and reverse-circulation (RVC) drilling of the TMC zone, located on the south end of Lucky Hill.  This drilling delineated a series of stacked gold-bearing zones over a vertical distance of 600 feet.  The zones are characterized by visible arsenopyrite and pyrite, and locally visible gold, within a network of polyphase sericite-carbonate-quartz stockworks and veins ranging up to 12 inches thick.  Metallic sieve assays indicate the presence of coarse gold; on the average these assays are approximately 30% higher than standard fire assays.  The drilling indicated good continuity along strike (approximately 1,000 feet) and down-dip (approximately 200 feet).  On this basis a “drill-inferred gold resource” for five areas, using simple block modeling,  is estimated at 90,285 total ounces gold (lower cutoff 0.03 opt gold; weighted average grade 0.21 opt gold).  The average true width of the mineralization is 17 feet although true widths as great as 70 feet grading 0.475 opt gold uncut occur.  IP/resistivity data suggests the zone continues along strike to the west at least 1,000 feet and down-dip at least 500 feet.

During 1996 the Phase 1 drill project was completed on the Gold Hill prospect.  Five RVC drill holes totaling 1,400 feet were centered on a gold-in-soil geochemical anomaly and an overlapping geophysical anomaly on the north flank of Gold Hill.  The drilling intersected numerous diorite dikes and breccia zones associated with pervasive sericite-carbonate-quartz and tourmaline alteration and persistent anomalous gold values (up to 1,950 ppb gold).  The drilling did not intersect the Gold Hill diorite stock which is exposed less that 1,000 feet west of the drill holes and considered to be an excellent target for further drilling.  The Lucky thrust fault, exposed a few hundred feet south of the drill holes, may comprise structure-hosted gold target as well.

Freegold intends to conduct limited core and RVC drilling at Rainbow Hill in September to confirm the grade and up-dip extend of mineralization at the TMC zone.  Results of this program and examination of existing project and district-wide databases will be merged to allow formulation of an expanded drilling program for 2004.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF) is a North American precious metals exploration company with several gold projects in various stages of development, more specifically, the Golden Summit project in Fairbanks, Alaska, the Rob Project in GoodPasture Mining District, Alaska as well as the Almaden Gold Project in Idaho.  Freegold is currently in negotiations with major and mid-tier mining companies in an effort to further explore and develop its gold properties

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 8, 2003

Item 3: Press Release

A Press release dated and issued September 8, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Management is pleased to announce that it has entered into an Option / Joint Venture Agreement with CanAlaska Ventures Ltd..

Item 5: Full Description of Material Change

See attached News Release dated September 8, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 8, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

Stock Options Granted

NEWS RELEASE

September 10, 2003

The Management of Freegold Ventures Limited (the “Company”) wishes to announce that the Company has granted 1,300,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.48 per common share for a period of five years subject to regulatory approval.

Freegold is listed on The Toronto Stock Exchange and has received 20F clearance in the United States.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2003

Item 3: Press Release

A Press release dated and issued September 10, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company is please to announce that it has engaged Canaccord Capital Corporation to act as agent for a brokered private placement of up to 5,555,555 units at a price of $0.45 per unit for gross proceeds of $2,500,000.

Item 5: Full Description of Material Change

See attached News Release dated September 10, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

September 10th, 2003

$2,500,000 Brokered Private Placement

Freegold Ventures Limited (the “Company”) has engaged Canaccord Capital Corporation to act as agent for a brokered private placement of up to 5,555,555 units (“Units”) at a price of $0.45 per Unit for gross proceeds of up to $2,500,000.  Each Unit will consist of one common share of the Company and one-half of one non-transferable share purchase warrant exercisable for a period of 12 months after the date of closing at a price of $0.55 per common share.

The agents will be paid a cash commission equal to 8% of the gross proceeds raised from the sale of the financings, and at the agents request, may be paid up to half in Units.  The agents will also receive agent warrants entitling them to purchase that number of common shares which is equal to 15% of the total number of Units placed in the financings and an administration fee.  The agent warrants will be exercisable at $0.55 per common share and will expire 12 months after the closing date.

The private placement is subject to regulatory approval.

The use of the proceeds will be for exploration on the Company’s Golden Summit Property, new acquisitions and working capital.

Golden Summit is an advanced exploration project.  Management is focused on the project’s potential bulk mineable targets and the property’s past high grade producers.  The project area is located some 5 miles to the North of the Kinross Gold’s Fort Knox Mine, near Fairbanks, Alaska.

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 10, 2003

Item 3: Press Release

A Press release dated and issued September 10, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

1,300,000 incentive stock options have been granted.

Item 5: Full Description of Material Change

Management of Freegold Ventures Limited wishes to announce that the Company has granted 1,300,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.48 per common share for a period of five years subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD VENTURES LIMITED

Toronto Stock Exchange Trade Symbol: ITF

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: FGOVF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

Septmeber 11, 2003

A Fall exploration program is currently underway on the Union Bay Platinum Project. A US $815,000 mapping, drilling and sampling program was carried out during the summer months, and resulted in the discovery of a potentially significant new Platinum-bearing zone, the Continental Zone. An additional US $120,000 has been approved by Lonmin to further explore this new zone through mapping, channel sampling, geochemical and mineralogical analysis. The program is currently in progress. Results from the summer program are currently being interpreted and will be released in the coming weeks.

The Union Bay Project is a Joint Venture with LONMIN PLC the world's third largest underground primary platinum group metals producer which produced approximately 1.5 million ounces of platinum group metals and gold in 2002. The LONMIN agreement represents PFN’s third project financing with a major mining company.

The Union Bay prospect is located in southeast Alaska approximately 35 miles northwest of Ketchikan where several zones containing samples of multi-gram platinum values have been identified to date.

LONMIN has the option to continue to fund the Union Bay Project by expending a minimum of US$1 million per annum in 2004, 2005, and 2006, US $750,000 for each year thereafter.  PFN is the Operator of the project during the Exploration Phase.

Under the terms of the agreement, LONMIN may earn up to 70% interest in the project by completing a full feasibility study, which will be approved by the JV Management Committee. Upon a decision by the JV Management Committee to proceed to place the project into Commercial Production, LONMIN will arrange 100% of the required financing.  Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs on agreed upon commercial terms. Under an earlier agreement between PFN and Freegold dated October 1, 2002, and subsequently amended April 2, 2003, PFN has the right to earn a 50% interest in the project.

About Freegold Ventures Limited

Freegold Ventures (TSX.ITF) is a North American precious metals exploration company with several gold projects in various stages of exploration.

For further information, please contact toll free 1-800-667-1870 or by email at ir@freegoldventures.com

On behalf of the Board of Directors

Investor Relations:

1-800-667-1870

The Toronto Stock Exchange has neither approved nor disapproved the contents of this news release.  CUSIP:  356455 10 5 Reg#  82-1225

“Harry Barr”

Harry Barr, Chairman & CEO

Disclaimer:

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

September 11, 2003

Item 3: Press Release

A Press release dated and issued September 11, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Exploration program is currently underway on the Union Bay Platinum Project.

Item 5: Full Description of Material Change

See attached news release dated September 11, 2003

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 11, 2003__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

Freegold Ventures Limited (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 10, 2003 1,300,000 incentive stock options were granted to employees and consultants of the Issuer at an exercise price of $0.48 for a period of five years, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 17th day of September, 2003.

Freegold Ventures Limited

“Signed”

Per:

Taryn Downing

Corporate Secretary

INSTRUCTIONS:

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Disclaimer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission